Filed by: ADVA Optical Networking SE Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: ADTRAN, Inc. (Commission File No.: 000-24612) ADVA Optical Networking SE

Ad-hoc notification pursuant to Article 17 of the Market-Abuse-Regulation (EU) No. 596/2014

ADVA Optical Networking SE: Changes in the Management Board

Munich, Germany, 6. July 2022.

In the context of the foreign direct investment approval the German Federal Ministry for Economics and Climate Protection today has granted for the public exchange offer of Acorn HoldCo, Inc. (“Acorn HoldCo”), the supervisory board of ADVA Optical Networking SE (“ADVA” and the “Supervisory Board”) today devoted its attention to the future composition of ADVA’s management board.

As previously communicated in the announcement of the business combination in August 2021, ADVA’s CEO, Brian Protiva, will shortly transition into the position of Vice Chairman of the Board of Acorn HoldCo, the future parent company of both Adtran, Inc. and ADVA. Therefore, Brian Protiva and the Supervisory Board today agreed, that Brian Protiva will resign as CEO and member of ADVA’s management board after a transition period of several weeks.

Dr. Christoph Glingener, current CTO of ADVA, will take over the position of CEO in ADVA the day Brian Protiva leaves ADVA’s management board. The Supervisory Board also agreed with Dr. Glingener today that he will at least for the time being not assume the role as CTO or any other function in Acorn HoldCo.

Disclaimer To the extent any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words “will”, “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADVA and the persons acting jointly with ADVA. Such forward-looking statements are based on current plans, estimates and forecasts, which ADVA and the persons acting jointly with ADVA have made to the best of their knowledge, but which they do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADVA or the persons acting jointly with ADVA . These expectations and forward-looking statements can turn out to be incorrect and the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

Notifying person and contact for Investors:

Steven Williams

t: +49 89 890 66 59 18

investor-relations@adva.com

Contact for press:

Gareth Spence

Tel.: +44 1904 69 93 58

public-relations@adva.com